EXHIBIT 12.1

CALPINE GENERATING COMPANY, LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	YEAR ENDED DECEMBER 31,
	2000	2001	2002	2003	2004 (i)
COMPUTATION OF EARNINGS:	(IN THOUSANDS)

Pretax income (loss) before adjustment for minority interest in consolidated subsidiaries and income or loss from equity investees	(2,864)	(7,471)	(150,144)	(192,515)	(58,145)

Fixed Charges	48,322	213,338	381,024	436,291	287,996

Amortization of capitalized interest	—	522	5,252	10,756	13,923

Interest capitalized	(48,322)	(197,700)	(236,400)	(123,600)	(55,000)

Total Earnings	(2,864)	8,689	(268)	130,932	188,774

COMPUTATION OF FIXED CHARGES:

Interest expensed and capitalized	48,322	213,338	381,024	436,291	287,996

Total fixed charges	48,322	213,338	381,024	436,291	287,996

RATIO OF EARNINGS TO FIXED CHARGES	(0.06)	0.04	(0.00)	0.30	0.66

(i)	For the year ended December 31, 2004, the Company had an earnings- to-fixed-charges coverage deficiency of approximately $99.2 million.